

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2013

<u>Via E-mail</u>
Mr. Ralph M. Norwood
Chief Financial Officer
CPS Technologies Corporation
111 South Worcester Street
Norton, MA 02766-2102

> **Re: CPS Technologies Corporation**
> **Forms 10-K**
> **Filed March 30, 2012**
> **File No. 0-16088**

Dear Mr. Norwood:

We have reviewed your response dated December 14, 2012 and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K filed March 30, 2012</u>

<u>Management's Discussion and Analysis</u>

<u>Income Taxes</u>

1. We have read your response to comment 4 in our letter dated November 21, 2012. Please revise future filings to include herein the clarifying information contained in your response.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

> Sincerely,
>
> /s/ Terence O'Brien
>
> Terence O'Brien
> Branch Chief